Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
December 31, 2004

	Years Ended December 31,
	2004	2003	2002	2001	2000
EARNINGS:
Adjusted earnings (loss) from continuing operations before income taxes	$3,240	2,203	(135)	27	1,036
Add fixed charges (see below)	565	569	549	229	164

Adjusted earnings	$3,805	2,772	414	256	1,200

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Gross interest expense	545	552	537	223	158
Dividends on preferred stock of a subsidiary	—	3	—	—	—
Estimated interest component of operating lease payments	20	14	12	6	6

Fixed charges	565	569	549	229	164
Preferred stock requirements, pre-tax	15	16	16	16	16

Combined fixed charges and preferred stock dividends	$580	585	565	245	180

Ratio of earnings to fixed charges	6.73	4.87	N/A	1.12	7.34

Ratio of earnings to combined fixed charges and preferred stock dividends	6.56	4.74	N/A	1.05	6.70

Insufficiency of earnings to cover fixed charges	N/A	N/A	135	N/A	N/A

Insufficiency of earnings to cover combined fixed charges and preferred stock dividends	N/A	N/A	151	N/A	N/A